Exhibit 99.2

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of the proposals referred to in this document or as to the action you should take, you should seek your own advice from your bank, broker or other nominee or your stockbroker, solicitor, accountant or other professional adviser, as the case may be.

If you have sold or otherwise transferred all of your ordinary shares, please pass this document, together with the accompanying documents, to the purchaser or transferee of your ordinary shares or to the person who arranged the sale or transfer of your ordinary shares so they can pass these documents to the person who now holds your ordinary shares.

Burford Capital Limited

(incorporated and registered in Guernsey under registration number 50877)

NOTICE OF ANNUAL GENERAL MEETING

Notice of the annual general meeting of Burford Capital Limited to be held at 9:00 a.m. BST on May 15, 2024 at Oak House, Hirzel Street, St. Peter Port, Guernsey GY1 2NP is set forth in this document.

Whether or not you propose to attend the annual general meeting, please complete and submit a proxy card or voting instruction form (for New York Stock Exchange (“NYSE”) investors) or a voting instruction form (for London Stock Exchange AIM (“AIM”) investors) in accordance with the instructions printed on the relevant form. For NYSE investors, voting will close at 11:59 p.m. ET on May 10, 2024. For AIM investors, the voting instruction form must be received by Computershare Investor Services PLC no later than 8:59 a.m. BST on May 10, 2024 in order for Computershare Investor Services PLC to submit votes on your behalf.

Notice of Annual General Meeting 2024 2

Burford Capital Limited

Registered Office: Oak House

Hirzel Street

St. Peter Port

Guernsey GY1 2NP

Incorporated and registered in Guernsey under registration number 50877

Letter from the Chairman of the Board of Directors

Burford Capital Limited

April 10, 2024

To the holders of ordinary shares of Burford Capital Limited

Notice of Annual General Meeting

Dear Shareholder,

I am pleased to write to you with details of the annual general meeting (the “Meeting”) of Burford Capital Limited (the “Company”) which we are holding at 9:00 a.m. BST on May 15, 2024 at Oak House, Hirzel Street, St. Peter Port, Guernsey GY1 2NP.

If you plan on attending the Meeting, for logistics and security reasons, we ask that you register your intention to do so by 9:00 a.m. BST on May 13, 2024 by sending an e-mail to cosec@oak.group. If you are not a registered shareholder (for example, if you hold your shares in “street name” through your broker), kindly include evidence of your shareholding. We will only admit to the Meeting (i) shareholders registered on the register of members and (ii) those who have registered to attend the Meeting in advance, confirmed their status as holders of our ordinary shares and received confirmation from us of their entitlement to attend.

If shareholders are not able to attend the Meeting, the Company has several other options for shareholders to raise questions. The Company regularly participates in investor conferences and hosts shareholder events. Details of such events can be found on the events and presentations page of the Company’s website at https://investors.burfordcapital.com/events-and-presentations/default.aspx. Shareholders are encouraged to submit their votes by proxy in accordance with the instructions set forth in the formal notice of the Meeting starting on page 4 of this document.

On March 28, 2024, we released our annual report for the year ended December 31, 2023 (the “2023 Annual Report”). The 2023 Annual Report is available to view or download in .pdf format at https://investors.burfordcapital.com/financials/annual-reports/default.aspx. If you have elected to receive investor information in hard copy, we will separately mail you a printed copy of the 2023 Annual Report.

If you would like to amend a previously submitted election and you are a NYSE investor, please update your preferences on www.proxyvote.com, call 1-800-579-1639 or send an e-mail to sendmaterial@proxyvote.com. If you are an AIM investor, please update your preferences at www.investorcentre.co.uk or contact Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS99 6ZY.

Consistent with the board succession plan communicated to shareholders in prior disclosures, I will be retiring from the board of directors, and as Chairman, at the Meeting. I am very proud of what the Company has achieved during my 15 years of involvement with the Company and I am confident that I am leaving the business in good hands. In accordance with the requirement in the Company’s articles of incorporation (the “Articles”) for the directors to retire at each Meeting, resolutions are proposed to approve the re-election of all other directors of the Company. Assuming their re-election, it is the board of directors’ intention that John Sievwright will succeed me as Chairman following the Meeting and that Christopher Halmy will become Vice Chairman.

Resolutions are also proposed to receive the 2023 Annual Report, to pay a final dividend of 6.25¢ per ordinary share, to re-appoint the Company’s external auditor and to provide certain customary authorities to the Company’s directors.

The full text of the resolutions proposed at the Meeting is set forth in the formal notice of the Meeting starting on page 4 of this document.

Explanatory notes

Explanatory notes on all of the resolutions to be considered at the Meeting are set forth starting on page 9 of this document.

Recommendation

The board of directors of the Company considers that all of the resolutions proposed at the Meeting are in the best interests of the Company and its shareholders as a whole. The board of directors of the Company will be voting in favor of each resolution and unanimously recommends that you do so as well.

Action to be taken

If you would like to vote on the resolutions but cannot attend the Meeting in person, please follow the instructions set forth below.

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Burford Capital Limited

The Company’s ordinary shares trade on both the NYSE and AIM. Trading on two exchanges involves additional time for seamless trading, settlement and voting. We refer to “NYSE investors” as those investors in the Company’s ordinary shares whose ordinary shares are registered directly through Computershare US or with a bank, broker or other nominee that settles trades on the NYSE. We refer to “AIM investors” as those investors in the Company’s ordinary shares through depositary interests held directly through Computershare UK or with a bank, broker or other nominee that settles trades on AIM. The ordinary shares and depositary interests are referred to collectively as “ordinary shares” in this document.

For NYSE investors, please visit www.proxyvote.com to vote by internet. Alternatively, NYSE investors can vote by phone at 1-800-690-6903 or mark, sign and date your proxy card or voting instruction form, as applicable, and return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, New York 11717. Voting for NYSE investors must be received by 11:59 p.m. ET on May 10, 2024.

For AIM investors, please complete and return your voting instruction form to Computershare Investor Services PLC, c/o The Pavilions, Bridgwater Road, Bristol, BS99 6ZY. The voting instruction form must be received by Computershare Investor Services PLC no later than 8:59 a.m. BST on May 10, 2024 in order for Computershare Investor Services PLC to submit votes on your behalf. Instructions for CREST members who wish to appoint a proxy or proxies through the CREST electronic appointment service are set forth in the notes to the formal notice of the Meeting starting on page 7 of this document.

As a result of the Company’s ordinary shares trading on both the NYSE and AIM and the Company’s incorporation in Guernsey, additional time is required for Broadridge’s tabulation of final votes on the resolutions proposed at the Meeting. Consequently, the Company expects that the final results of the voting at the Meeting will be announced on May 20, 2024.

Yours faithfully,

Hugh Steven Wilson

Chairman of the Board of Directors

Notice of Annual General Meeting 2024 4

Burford Capital Limited

Burford Capital Limited

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that this year’s annual general meeting (the “Meeting”) of Burford Capital Limited (the “Company”) will be held at 9:00 a.m. BST on May 15, 2024 at Oak House, Hirzel Street, St. Peter Port, Guernsey GY1 2NP. You will be asked to consider and pass the resolutions set forth below (each, a “Resolution” and, collectively, the “Resolutions”). Resolutions 13 and 14 will be proposed as special resolutions, and all of the other Resolutions will be proposed as ordinary resolutions.

Ordinary resolutions

1.	That the accounts of the Company for the year ended December 31, 2023 and the report of the directors and the external auditor thereon be received.

2.	That a final dividend of 6.25¢ (United States cents) per ordinary share recommended by the directors be declared and that such final dividend be paid on June 14, 2024 to all ordinary shareholders on the register of members at the close of business on May 24, 2024.

3.	That, following her retirement in accordance with the articles of incorporation of the Company (the “Articles”) with effect from the close of the Meeting, Rukia Baruti be re-elected as a director of the Company in accordance with article 21.6 of the Articles.

4.	That, following his retirement in accordance with the Articles with effect from the close of the Meeting, Christopher Bogart be re-elected as a director of the Company in accordance with article 21.6 of the Articles.

5.	That, following her retirement in accordance with the Articles with effect from the close of the Meeting, Pamela Corrie be re-elected as a director of the Company in accordance with article 21.6 of the Articles.

6.	That, following his retirement in accordance with the Articles with effect from the close of the Meeting, Robert Gillespie be re-elected as a director of the Company in accordance with article 21.6 of the Articles.

7.	That, following his retirement in accordance with the Articles with effect from the close of the Meeting, Christopher Halmy be re-elected as a director of the Company in accordance with article 21.6 of the Articles.

8.	That, following his retirement in accordance with the Articles with effect from the close of the Meeting, John Sievwright be re-elected as a director of the Company in accordance with article 21.6 of the Articles.

9.	That Ernst & Young LLP of St. Julian’s Avenue, St. Peter Port, Guernsey GY1 2HH be re-appointed as the Company’s external auditor until the close of the next general meeting of the Company at which accounts are laid.

10.	That the directors be authorized to agree upon the remuneration of the external auditor.

11.	That:

(a)	pursuant to and for the purposes of article 3.12 of the Articles (and, to the extent necessary, article 3.6 of the Articles), the directors be generally and unconditionally authorized to:

(i)allot and/or issue unissued ordinary shares in the Company and grant rights to subscribe for, or to convert any security into, ordinary shares in the Company:

(A)	up to an aggregate number of 72,882,026 ordinary shares in the Company; and
(B)	comprising equity securities up to an aggregate number of 145,764,053 ordinary shares in the Company (including within such limit any ordinary shares allotted and/or issued or in respect of which rights are granted under paragraph (A)) in connection with any pre-emptive offer:

(I)to holders of ordinary shares in proportion (as nearly as may be practicable) to their existing shareholdings; and

(II)to persons or entities who are holders of other equity securities if this is required by the rights of such equity securities or, if the directors consider it necessary or appropriate, as permitted by the rights of such equity securities;

and, in doing so, the directors may impose any limits or restrictions and make any arrangements or take any actions in connection therewith that they consider necessary or appropriate to deal with treasury shares, fractional entitlements, record dates and/or legal, regulatory or practical issues in, or under the laws of, any jurisdiction or any other matter, for a period expiring (unless previously renewed, varied or revoked by the Company at a general meeting) at the close of the annual general meeting of the Company to be held in 2025 (or, if earlier, at the close of business in Guernsey on August 14, 2025); and

(ii)	make an offer or agreement prior to the expiry of this authority that would or might require such unissued ordinary shares in the Company to be allotted and/or issued or rights to subscribe for, or to convert any security into, ordinary shares in the Company to be granted after the expiry of this authority, and the directors may allot and/or issue such unissued ordinary shares and grant rights in pursuance of such offer or agreement as if this authority had not expired;

(b)	subject to paragraph (c), all existing authorities given to the directors to allot and/or issue unissued ordinary shares in the Company and grant rights to subscribe for, or to convert any security into, ordinary shares in the Company pursuant to article 3.12 of the Articles (and, where relevant, article 3.6 of the Articles) be revoked by this resolution; and

(c)	paragraph (b) shall be without prejudice to the continuing authority of the directors to allot and/or issue unissued ordinary shares in the Company or grant rights to subscribe for, or convert any security into, ordinary shares in the Company pursuant to an offer or agreement properly made by the Company before the expiry of the authority pursuant to which such offer or agreement was made.

12.	That the Company be generally and unconditionally authorized (in accordance with article 3.4 of the Articles) to make market acquisitions (within the meaning of section 315 of the Companies (Guernsey) Law, 2008, as amended) of its ordinary shares, subject to the following conditions:

(a)	the maximum number of ordinary shares authorized to be acquired is 21,864,608;

(b)	this authority shall expire at the close of the annual general

Notice of Annual General Meeting 2024 5

Burford Capital Limited

meeting of the Company to be held in 2025 (or, if earlier, at the close of business in Guernsey on September 26, 2025);

(c)	a contract to acquire ordinary shares under this authority may be made before the expiry of this authority and concluded in whole or in part after the expiry of this authority;

(d)	the minimum price (exclusive of expenses) that may be paid for an ordinary share is 1.00¢ (one US cent); and

(e)	the maximum price (exclusive of expenses) that may be paid for an ordinary share is the higher of: (i) an amount equal to one hundred five percent (105%) of the average of the middle market quotations of an ordinary share of the Company for the five (5) business days immediately preceding the day on which such ordinary share is contracted to be acquired; and (ii) an amount equal to the higher of the price of the last independent trade of an ordinary share and the highest current independent bid for an ordinary share on the trading venue where the acquisition is carried out.

Notice of Annual General Meeting 2024 6

Burford Capital Limited

Special resolutions

13.	That, subject to the passing of Resolution 11, the directors be generally and unconditionally authorized pursuant to article 4.5(a) of the Articles to allot and/or issue equity securities for cash pursuant to the authority granted by Resolution 11 as if article 4.1 of the Articles did not apply to the allotment or issue, as applicable, subject to the following conditions:

(a)	this authority shall expire (unless previously renewed, varied or revoked by the Company at a general meeting) at the close of the annual general meeting of the Company to be held in 2025 (or, if earlier, at the close of business in Guernsey on August 14, 2025), but the Company may make an offer or agreement that would or might require equity securities to be allotted and/or issued after expiry of this authority, and the directors may allot and/or issue equity securities in pursuance of such offer or agreement as if this authority had not expired;

(b)	this authority shall be limited to:

(i) the allotment and/or issue of equity securities in connection with any pre-emptive offer of equity securities:

(A)	to holders of ordinary shares in proportion (as nearly as may be practicable) to their existing shareholdings; and

(B)	to persons or entities who are holders of other equity securities if this is required by the rights of such equity securities or, if the directors consider it necessary or appropriate, as permitted by the rights of such equity securities;

and, in doing so, the directors may impose any limits or restrictions and make any arrangements or take any actions in connection therewith that they consider necessary or appropriate to deal with treasury shares, fractional entitlements, record dates and/or legal, regulatory or practical issues in, or under the laws of, any jurisdiction or any other matter arising in connection with such offer;

(ii) in the case of the authority granted under Resolution 11(a)(i)(A), the allotment and/or issue of equity securities (otherwise than pursuant to paragraphs (b)(i) and (b)(iii) of this Resolution) up to an aggregate number of 21,864,608 ordinary shares; and

(iii) when any allotment and/or issue of equity securities is or has been made pursuant to paragraph (b)(ii) (a “paragraph (b)(ii) allotment/issue”), the allotment and/or issue of additional equity securities (also pursuant to the authority granted under Resolution 11(a)(i)(A)) up to an aggregate number of twenty percent (20%) of the number of ordinary shares allotted and/or issued pursuant to such paragraph (b)(ii) allotment/issue, provided that any allotment or issue, as the case may be, pursuant to this paragraph (b)(iii) is for the purposes of a follow-on offer determined by the directors to be of a kind contemplated by paragraph 3 of section 2B of the UK Pre-Emption Group’s Statement of Principles on Disapplying Pre-Emption Rights published most recently prior to the date of this notice; and

(c)	this authority applies, in relation to a sale of ordinary
shares which is an allotment and/or issue of equity securities by virtue of article 4.2 of the Articles, as if in the first paragraph of this Resolution the words “pursuant to the authority granted by Resolution 11” were omitted.

14.	That, subject to the passing of Resolution 11 and in addition to any authority granted under Resolution 13, the directors be generally and unconditionally authorized pursuant to article 4.5(a) of the Articles to allot and/or issue equity securities for cash pursuant to the authority granted by Resolution 11 as if article 4.1 of the Articles did not apply to the allotment or issue, as applicable, subject to the following conditions:

(a)	this authority shall expire (unless previously renewed, varied or revoked by the Company at a general meeting) at the close of the annual general meeting of the Company to be held in 2025 (or, if earlier, at the close of business in Guernsey on August 14, 2025), but the Company may make an offer or agreement that would or might require equity securities to be allotted and/or issued after expiry of this authority, and the directors may allot and/or issue equity securities in pursuance of such offer or agreement as if this authority had not expired;

(b)	this authority, in the case of the authority granted under Resolution 11(a)(i)(A), shall be limited to:

(i) the allotment and/or issue of equity securities (otherwise than pursuant to paragraph (b)(ii)) up to an aggregate number of 21,864,608 ordinary shares, provided that the allotment or issue, as the case may be, pursuant to this paragraph (b)(i) is for the purposes of financing (or refinancing, if the authority is used within twelve (12) months of the original transaction) a transaction which the directors determine to be an acquisition or specified capital investment of a kind contemplated by the UK Pre-Emption Group’s Statement of Principles on Disapplying Pre-Emption Rights published most recently prior to the date of this notice; and

(ii) when any allotment and/or issue of equity securities is or has been made pursuant to paragraph (b)(i) (a “paragraph (b)(i) allotment/issue”), the allotment and/or issue of equity securities up to an aggregate number of twenty percent (20%) of the number of ordinary shares allotted and/or issued pursuant to such paragraph (b)(i) allotment/issue, provided that any allotment or issue, as the case may be, pursuant to this paragraph (b)(ii) is for the purposes of a follow-on offer determined by the directors to be of a kind contemplated by paragraph 3 of section 2B of the UK Pre-Emption Group’s Statement of Principles on Disapplying Pre-Emption Rights published most recently prior to the date of this notice; and

(c)	this authority applies, in relation to a sale of ordinary shares which is an allotment and/or issue of equity securities by virtue of article 4.2 of the Articles, as if in the first paragraph of this Resolution the words “pursuant to the authority granted by Resolution 11” were omitted.

April 10, 2024

By order of the board of directors of Burford Capital Limited

Oak Fund Services (Guernsey) Limited

Company Secretary

Notice of Annual General Meeting 2024 7

Burford Capital Limited

NOTES

Entitlement to attend and vote

1.	The right to attend and vote at the Meeting is determined by reference to the Company’s register of members. Only a member entered in the register of members by 11:59 p.m. ET (for NYSE investors) or 8:59 a.m. BST (for AIM investors) on May 10, 2024 (or, if the Meeting is adjourned, forty-eight (48) hours before the time of any adjourned meeting) is entitled to attend and vote at the Meeting. A member is entitled to vote in respect of the number of ordinary shares registered in the member’s name at that time. Changes to the entries in the register of members after that time shall be disregarded in determining the rights of any person to attend and vote at the Meeting.

Proxies

2.	Members are entitled to appoint a proxy to exercise all or any of their rights to attend and to speak and vote on their behalf at the Meeting. A shareholder may appoint more than one proxy in relation to the Meeting, provided that each proxy is appointed to exercise the rights attached to a different ordinary share or ordinary shares held by such shareholder. A proxy need not be a shareholder of the Company. A proxy form for a registered holder, which may be used to make such appointment and give proxy instructions, accompanies this notice. If you do not have a proxy form and believe that you should, or if you would like to appoint more than one proxy, please contact the Company’s registrar. For NYSE investors, please contact Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, New York 11717. For AIM investors, please contact Computershare Investor Services PLC, c/o The Pavilions, Bridgwater Road, Bristol, BS99 6ZY. In the case of joint holders, the vote of the first named holder in the register of members of the Company who tenders a voting instruction or a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders.

A NYSE investor may appoint a proxy or proxies by:

●	completing the information at www.proxyvote.com;
●	voting by phone at 1-800-690-6903; or
●	marking, signing and dating your proxy card or voting instruction form, as applicable, and returning it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, New York 11717.

An AIM investor may appoint Computershare Company Nominees Limited, the custodian of the Company, to vote on the holder’s behalf at the Meeting by:

●	completing and returning the voting instruction form to Computershare Investor Services PLC, c/o The Pavilions, Bridgwater Road, Bristol BS99 6ZY; or
●	if you are a user of the CREST system (including CREST Personal Members), having an appropriate CREST message transmitted.

IMPORTANT: For NYSE investors, your proxy card or voting instruction form, as applicable, must be received no later than 11:59 p.m. ET on May 10, 2024. For AIM investors, your voting instruction form must be received no later than 8:59 a.m. BST on May 10, 2024. To appoint a proxy or to give or amend an instruction to a previously appointed proxy via the CREST system, the CREST message must be received by the agent of the Company's registrar Computershare Investor Services PLC (3RA50) by no later than 8:59 a.m. BST on May 10, 2024.

Further details with respect to the appointment of proxies are provided in the notes to the proxy card or voting instruction form, as applicable, enclosed with this notice.

Corporate representatives

3.	In the case of a member that is a corporation, the proxy card or voting instruction form must be executed under its common seal or under the hand of a duly authorized officer or person or in any other manner authorized by its constitution.

Issued share capital and total voting rights

4.	At the close of business on April 2, 2024 (being the latest practicable date prior to the publication of this notice), the Company’s issued and outstanding ordinary share capital (excluding treasury shares) consisted of 218,646,081 ordinary shares, carrying one vote each.

Voting results

5.	The results of the voting at the Meeting will be announced through a Regulatory Information Service as soon as practicable after the date of the Meeting and will appear on the Company’s website at https://investors.burfordcapital.com. Broadridge requires additional time to tabulate final votes on the resolutions proposed at the Meeting because of the Company’s ordinary shares trading on both the NYSE and AIM and the Company’s incorporation in Guernsey. As a result, the Company expects that the final results of the voting at the Meeting will be announced on May 20, 2024.

Questions

6.	If you have any questions about this notice or the Meeting or are in doubt as to how to complete the proxy card or the voting instruction form, as applicable, please call the Burford Capital shareholder helpline between 9:00 a.m. and 5:00 p.m. local time Monday to Friday (except US and UK public holidays) at 1-800-736-3001 for NYSE investors and 0370 707 4040 for AIM investors. Calls to the Burford Capital shareholder helplines from outside the United States or the United Kingdom, as applicable, will be charged at international rates. Other telephone provider costs may vary. Please note that calls may be monitored or recorded and that the helplines cannot provide financial advice or advice on the merits of matters proposed at the Meeting.

NOTES FOR CREST MEMBERS

Electronic proxy appointment through CREST

CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the Meeting and any adjournment(s) thereof by using the procedures described in the CREST manual which can be viewed at www.euroclear.com/CREST. CREST personal members or other CREST-sponsored members, and those CREST members who have appointed a voting service provider(s), should contact their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made via the CREST service to be valid, the appropriate CREST message (a CREST proxy instruction) must be properly authenticated in accordance with Euroclear’s specifications and must contain the information required for such instruction, as described in the CREST manual. The message, regardless of whether it constitutes the appointment of a proxy or is an amendment to the instruction given to a previously appointed proxy, must be transmitted so as to be received by the agent of the Company’s registrar, Computershare Investor Services PLC (3RA50) by:

●	no later than 8:59 a.m. BST on May 10, 2024;
●	if the meeting is adjourned, no less than forty-eight (48) hours (excluding any part of a non-working day) before the time appointed for the adjourned meeting at which the person named in the proxy form proposes to vote; or
●	in the case of a poll, at the time the poll is demanded or, if the poll is to be taken more than forty-eight (48) hours after it is demanded, at least twenty-four (24) hours (excluding any part of a non-working day) before the time appointed for taking the poll.

If the procedures above are not followed, unless the board of directors of the Company directs otherwise, the message shall not be treated as valid. For this purpose, the time of receipt will be taken to be the time

Notice of Annual General Meeting 2024 8

Burford Capital Limited

(as determined by the timestamp applied to the message by the CREST Applications Host) from which the agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service provider(s) should note that Euroclear does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST proxy instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s) to procure that their CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this regard, CREST members and, where applicable, their CREST sponsors or voting service provider(s) are referred, in particular, to those sections of the CREST manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST proxy instruction in the circumstances set forth in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001, as amended.

Notice of Annual General Meeting 2024 9

Burford Capital Limited

EXPLANATORY NOTES

The notes on the following pages explain the proposed Resolutions.

Resolutions 1 to 12 are proposed as ordinary resolutions. This means that, for each of these Resolutions to be passed, more than half (1/2) of the votes cast by persons entitled to vote must be in favor of the Resolution.

Resolutions 13 and 14 are proposed as special resolutions. This means that, for each of these Resolutions to be passed, at least three-quarters (3/4) of the votes cast by persons entitled to vote must be in favor of the Resolution.

Adoption of report and accounts – (Resolution 1)

The directors will present the report of the directors and the accounts of the Company for the year ended December 31, 2023 to shareholders at the Meeting. The report of the directors, the accounts and the report of the Company’s external auditor on the accounts are contained in the annual report for the year ended December 31, 2023, which can be found on the Company’s website at https://investors.burfordcapital.com.

Declaration of final dividend – (Resolution 2)

A final dividend can only be paid after the shareholders at a general meeting have approved it, and it cannot exceed the amount recommended by the directors. If approved, the dividend will be paid on June 14, 2024 to all ordinary shareholders on the register of members at the close of business on May 24, 2024.

Shareholders with a registered position in the United States or who hold a position with a US bank or brokerage firm in Depositary Trust & Clearing Corporation (DTCC) will have their dividend paid in US dollars. Any registered holders on the US registry who wish instead to receive payment in pounds sterling should complete and forward a Dividend Currency Election form to Computershare Trust Company NA, P.O. Box 505000, Louisville, Kentucky 40233-5000, to arrive no later than May 28, 2024. Depositary interest holders with positions held in CREST will have the dividend converted into pounds sterling shortly before the time of payment and paid in pounds sterling. Any such holder who wishes instead to receive payment in US dollars should complete and forward a Dividend Currency Election form to Computershare Investor Services PLC, c/o The Pavilions, Bridgwater Road, Bristol, BS99 6ZY, to arrive no later than May 28, 2024. The Dividend Currency Election form can be found on the Company’s website at

https://investors.burfordcapital.com/stock-info/dividend-history/default.aspx.

Re-election of directors retiring in accordance with the Articles – (Resolutions 3 to 8)

Resolutions 3 to 8 propose the re-election of the directors who are retiring in accordance with the Articles. The re-elections will take effect at the close of the Meeting.

Following the annual evaluation exercise conducted during the year, the board of directors of the Company considers that the directors proposed for re-election continue to make an effective and valuable contribution and demonstrate commitment to the role. The board of directors of the Company is content that the directors offering themselves for re-election are independent in character, and there are no relationships or circumstances likely to affect his or her character or judgment. Biographical details of each director of the Company can be found on the Company's website at https://investors.burfordcapital.com/governance/board-of-directors/default.aspx.

Accordingly, the board of directors of the Company (excluding Rukia Baruti, Christopher Bogart, Pamela Corrie, Robert Gillespie, Christopher Halmy and John Sievwright for the purposes of Resolutions 3, 4, 5, 6, 7 and 8, respectively) unanimously recommends the re-election of the directors.

Re-appointment of external auditor and external auditor’s

remuneration – (Resolutions 9 and 10)

The external auditor of a company must be re-appointed at each general meeting at which accounts are laid. Resolution 9 proposes the re-appointment of the Company’s existing external auditor, Ernst & Young LLP, until the close of the next general meeting of the Company at which accounts are laid. Resolution 10 gives authority to the directors to determine the external auditor’s remuneration.

Authority to allot and/or issue ordinary shares and grant rights – (Resolution 11)

Under article 3.12 of the Articles, the directors may only allot and/or issue unissued ordinary shares in the Company or grant rights to subscribe for, or convert any security into, ordinary shares in the Company if authorized to do so by shareholders. Authority under article 3.12 of the Articles granted to the directors at the annual general meeting held in 2023 expires at the close of the Meeting. Resolution 11 gives the directors a new authority under article 3.12 of the Articles starting from the date of the Meeting. Resolution 11 will be proposed as an ordinary resolution.

Paragraph (A) of Resolution 11 authorizes the directors to allot and/or issue unissued ordinary shares in the Company and grant rights to subscribe for, or convert any security into, ordinary shares in the Company up to an aggregate number of 72,882,026 ordinary shares, which represents approximately one-third (1/3) of the Company’s issued and outstanding ordinary share capital (excluding treasury shares) at the close of business on April 2, 2024 (being the latest practicable date prior to publication of this notice).

Paragraph (B) of Resolution 11 authorizes the directors to allot and/or issue unissued ordinary shares in the Company and grant rights to subscribe for, or convert any security into, ordinary shares in the Company up to an aggregate number of 145,764,053 ordinary shares (less any ordinary shares allotted and/or issued or rights granted pursuant to paragraph (A)), which represents approximately two-thirds (2/3) of the Company’s issued and outstanding ordinary share capital (excluding treasury shares) at the close of business on April 2, 2024 (being the latest practicable date prior to publication of this notice), in connection with a pre-emptive offer to existing shareholders (with exclusions to deal with fractional entitlements to ordinary shares and overseas shareholders to whom the pre-emptive offer cannot be made due to legal, regulatory or practical issues).

If Resolution 11 is passed, the authority will expire at the close of the annual general meeting of the Company to be held in 2025 (or, if earlier, at the close of business in Guernsey on August 14, 2025). The board of directors of the Company has no present intention to exercise this authority. However, the board of directors of the Company considers it prudent to maintain the flexibility that this authority provides and intends to renew this authority annually.

Authority to acquire ordinary shares – (Resolution 12)

Resolution 12 would renew the authority granted to the directors at the annual general meeting held in 2023 which expires at the close of the Meeting. Resolution 12 authorizes the Company to make market acquisitions of its ordinary shares (which includes any ordinary shares that are settled in the form of depositary interests) as permitted by section 315 of the Companies (Guernsey) Law, 2008, as amended. The authority granted under Resolution 12 would limit the number of ordinary shares that could be acquired to a maximum of 21,864,608, which represents approximately ten percent (10%) of the Company’s issued and outstanding ordinary share capital (excluding treasury shares) at the close of business on April 2, 2024 (being the latest practicable date prior to publication of this notice), and sets maximum and minimum prices.

Any acquisitions of ordinary shares would be by means of market purchases. Any ordinary shares acquired under this authority may either be canceled or held as treasury shares. Treasury shares may subsequently be canceled, sold for cash or used to satisfy any grants, awards and/or options issued to the Company’s employees pursuant to the employees’ share schemes.

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Burford Capital Limited

If Resolution 12 is passed, the authority will expire at the close of the annual general meeting of the Company to be held in 2025 (or, if earlier, at the close of business in Guernsey on September 26, 2025). The board of directors of the Company considers it prudent to maintain the flexibility that this authority provides and intends to renew this authority annually.

Disapplication of pre-emption rights – (Resolutions 13 and 14)

The Articles provide that, subject to certain exceptions, before the directors may (i) allot and/or issue ordinary shares, (ii) grant rights to subscribe for, or convert securities into, ordinary shares for cash or (iii) allot and/or issue equity securities for cash, they must first offer them to existing shareholders in proportion (as nearly as may be practicable) to their existing shareholdings. There may be occasions when the directors need the flexibility to finance business opportunities by allotting and/or issuing ordinary shares, granting rights to subscribe for, or convert securities into, ordinary shares or allotting and/or issuing equity securities without a pre-emptive offer to existing shareholders, and this can be done if the shareholders have first given a limited waiver of their pre-emption rights.

Resolutions 13 and 14 ask shareholders to grant this limited waiver of their pre-emption rights. Resolutions 13 and 14 will be proposed as special resolutions.

Resolution 13 contains a three-part waiver. The first part is limited to the allotment and/or issue of ordinary shares for cash on a pre-emptive basis to allow the directors to make appropriate exclusions and other arrangements to resolve legal, regulatory or practical issues which, for example, might arise in relation to overseas shareholders. The second part is limited to the allotment and/or issue of ordinary shares for cash up to an aggregate number of 21,864,608 ordinary shares (which includes the sale on a non-pre-emptive basis of any ordinary shares held in treasury), which represents approximately ten percent (10%) of the Company’s issued and outstanding ordinary share capital (excluding treasury shares) at the close of business on April 2, 2024 (being the latest practicable date prior to publication of this notice). The third part applies to the allotment and/or issue of ordinary shares for cash for the purposes of a follow-on offer when an allotment or issue, as the case may be, of ordinary shares has been made under the second waiver. It is limited to the allotment and/or issue of ordinary shares up to an aggregate number of twenty percent (20%) of the number of ordinary shares allotted or issued, as the case may be, under the second waiver. The follow-on offer must be determined by the directors to be of a kind contemplated by the UK Pre-Emption Group’s Statement of Principles on Disapplying Pre-Emption Rights published most recently prior to the date of this notice. The directors confirm that they will follow the shareholder protections in section 2B and the expected features of a follow-on offer in paragraph 3 of section 2B of the UK Pre-Emption Group’s Statement of Principles on Disapplying Pre-Emption Rights published most recently prior to the date of this notice.

The waiver granted by Resolution 14 is in addition to the waiver granted by Resolution 13 and contains a two-part waiver. The first part is limited to the allotment and/or issue of ordinary shares for cash up to an aggregate number of 21,864,608 ordinary shares (which includes the sale on a non-pre-emptive basis of any ordinary shares held in treasury), which represents approximately an additional ten percent (10%) of the Company’s issued and outstanding ordinary share capital (excluding treasury shares) at the close of business on April 2, 2024 (being the latest practicable date prior to publication of this notice). The first part of the waiver may only be used for an allotment and/or issue of ordinary shares for cash for the purposes of financing (or refinancing, if the authority is used within twelve (12) months of the original transaction) a transaction which the directors determine to be an acquisition or specified capital investment of a kind contemplated by the UK Pre-Emption Group’s Statement of Principles on Disapplying Pre-Emption Rights published most recently prior to the date of this notice. The second part applies to the allotment and/or issue of ordinary shares for cash for the purposes of a follow-on offer when an allotment or issue, as the case may be, of ordinary shares has been made under the first part of the waiver. It is limited to the allotment and/or issue of ordinary shares up to an aggregate number of twenty percent (20%) of the number of ordinary shares allotted or issued, as the case may be, under the first waiver. The follow-on offer must be determined by the directors to be of a kind contemplated by the UK Pre-Emption Group’s Statement of Principles on Disapplying Pre-Emption Rights published most recently prior to the date of this notice. The directors confirm that they will follow the shareholder protections in section 2B and the expected features of a follow-on offer in paragraph 3 of section 2B of the UK Pre-Emption Group’s Statement of Principles on Disapplying Pre-Emption Rights published most recently prior to the date of this notice.

If Resolutions 13 and 14 are passed, the waivers will expire at the close of the annual general meeting of the Company to be held in 2025 (or, if earlier, at the close of business in Guernsey on August 14, 2025).

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Burford Capital Limited